UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 10, 2023

TKB CRITICAL TECHNOLOGIES 1

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40959	98-1601095
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

400 Continental Blvd, Suite 600

El Segundo, CA 90245

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (310) 426-2055

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	USCTU	The Nasdaq Stock Market, LLC
Class A ordinary shares, par value $0.0001 per share	USCT	The Nasdaq Stock Market, LLC
Warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	USCTW	The Nasdaq Stock Market, LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

This Amendment No. 1 (this “Amendment”) is being filed by TKB Critical Technologies 1 to amend its Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on January 10, 2023 (the “Original 8-K”), solely to (i) correct a clerical error in Item 1.01 of the Original 8-K with respect to the description of the treatment of TKB warrants in the TKB Merger (as such terms are defined in the Original 8-K) and (ii) supplement Item 9.01 of the Original 8-K to add additional exhibits. Except as provided herein, the disclosures made in the Original 8-K remain unchanged.

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

On January 10, 2023, TKB Critical Technologies 1, a Cayman Islands exempted company (“TKB”), entered into a business combination agreement with Wejo Group Limited, an exempted company limited by shares incorporated under the laws of Bermuda (“Wejo”), and Green Merger Subsidiary Limited, an exempted company incorporated under the laws of the Cayman Islands and a direct, wholly owned subsidiary of Wejo (“Merger Sub 1”) and upon execution of a joinder to the business combination agreement, each of Wejo Holdings Limited, an exempted company limited by shares incorporated under the laws of Bermuda and a wholly owned subsidiary of Wejo (“Holdco”) and Wejo Acquisition Company Limited, an exempted company limited by shares incorporated under the laws of Bermuda and a wholly owned Subsidiary of Holdco (“Merger Sub 2” and together with Merger Sub 1, the “Merger Subs”) (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”).

Pursuant to the Business Combination Agreement and subject to the satisfaction or waiver of the terms and conditions specified therein, (i) Wejo will transfer all of its Merger Sub 1 shares to Holdco, (ii) Merger Sub 1 will merge with and into TKB, with TKB continuing as the surviving company (“TKB Merger”), and (iii) Merger Sub 2 will merge with Wejo, with Wejo continuing as the surviving company (the “Wejo Merger” and, together with the TKB Merger, the “Business Combination”), so that, immediately following completion of the Business Combination (the “Closing”), each of Wejo and TKB will be a wholly owned subsidiary of Holdco. The Closing is expected to occur in the second quarter of 2023.

Wejo is a software and technology solutions provider to various multiple market verticals in combination with services that utilize ingested and standardized connected vehicle and other high volume, high value datasets, through its proprietary cloud software and analytics platform.

Wejo Merger

At the effective time of the Wejo Merger, by virtue of the Wejo Merger and without any action on the part of the holders of any shares of the capital stock of Wejo, each Wejo common share issued and outstanding immediately prior to the effective time (other than (i) any common shares of Wejo held in the treasury of Wejo or owned by TKB and (ii) any common shares of Wejo held by shareholders of Wejo that have validly exercised dissenters rights) will be converted into the right to receive one (1) common share of Holdco, par value $0.001 per share (“Holdco Common Share”). Each warrant of Wejo issued and outstanding immediately prior to the effective time of the Wejo Merger will be assumed by Holdco and automatically represent a warrant to acquire a Holdco Common Share.

Each stock option of Wejo that is outstanding immediately prior to the effective time of the Wejo Merger, whether vested or unvested, shall automatically and without any action on the part of the holder or beneficiary thereof be assumed by Holdco and converted into an option to purchase a number of Holdco Common Shares equal to the total number of Wejo Common Shares subject to the stock option immediately prior to the effective time of the Wejo Merger, and shall otherwise be subject to the same terms and conditions (including vesting schedule) as applicable to the corresponding stock option of Wejo.

TKB Merger

At the effective time of the TKB Merger, by virtue of the TKB Merger and without any action on the part of the holders of any shares of the capital stock of TKB, each TKB ordinary share issued and outstanding immediately prior to the effective time (other than (i) any ordinary shares of TKB held by shareholders of TKB that have validly exercised redemption rights under the TKB organizational documents, (ii) any ordinary shares of TKB held in the treasury of TKB or owned by Wejo and (iii) any ordinary shares of TKB held by shareholders of TKB that have validly exercised dissenters rights) will be converted into the right to receive Holdco Common Shares based on a floating exchange ratio. The exchange ratio will be determined by dividing $11.25 by Wejo’s volume weighted price per share for the 15 consecutive trading days immediately preceding the second trading day prior to the TKB shareholders meeting to be held in connection with the Business Combination, subject to a minimum exchange ratio of 3.75 and a maximum exchange ratio of 22.50. Each TKB warrant issued and outstanding immediately prior to the effective time of the TKB Merger will be assumed by Holdco and the exercise price and number of underlying Holdco Common Shares will be adjusted according to the exchange ratio. Each TKB unit issued and outstanding immediately prior to the effective time of the TKB Merger will be automatically detached and the holder of each unit will be deemed to hold one TKB Class A ordinary share and one-half of a TKB public warrant, which underlying Class A ordinary share and public warrant will be converted in accordance with the terms explained above.

Closing Conditions

The Closing is subject to customary closing conditions, including, among others, (i) approval of the transaction by TKB’s shareholders and Wejo’s shareholders, (ii) approval of the extension of the term of TKB’s existence beyond its existing expiration date of January 29, 2023 (the “Extension”), (iii) subject to certain materiality exceptions, the accuracy of the representations and warranties made by Holdco, Wejo, the Merger Subs, and TKB, respectively, and compliance by Holdco, Wejo, the Merger Subs and TKB with their respective obligations under the Business Combination Agreement, (iv) declaration of the effectiveness by the Securities and Exchange Commission (the “SEC”) of the Registration Statement on Form S-4 to be filed by Holdco (the “Registration Statement”), (v) the absence of any governmental order, statute, rule or regulation or governmental action enjoining or prohibiting the consummation of the Business Combination, (vi) expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (vii) approval of Holdco Common Shares and warrants issued as consideration in the Business Combination for listing on Nasdaq Stock Market subject to official notice of issuance, (viii) the absence of material adverse effect that is continuing with respect to TKB and Wejo, (ix) the termination of the equity facility dated February 14, 2022 between CF Principal Investments LLC, a Delaware limited liability company, and Wejo and (x) there being at Closing, in the reasonable and good faith assessment of Wejo or TKB, as applicable, available cash on hand at Wejo or available cash to be borrowed pursuant to binding contractual commitments from third parties, in such amounts that, together with (A) the net proceeds of amounts in the Trust Account (net of redemptions and transaction expenses), (B) any irrevocable and binding financing commitments entered into pursuant to the Business Combination Agreement and (C) any non-binding financing commitments or other sources of income that in the reasonable determination of Wejo or TKB, as applicable, are reasonably expected to be available following the Closing, will be sufficient to fund ordinary course working capital and other general corporate purposes of Wejo in accordance with its mid-term business plan.

Governance

The Business Combination Agreement provides that, from and after the Closing, the board of directors of Holdco (the “Holdco Board”) will consist of nine individuals (the majority of whom will meet the independence requirements of Nasdaq), including two individuals that will be designated in writing by TKB Sponsor I, LLC, a Delaware limited liability company (“Sponsor”), and seven individuals that will be designated in writing by Wejo. The Business Combination Agreement also provides that the officers of Wejo will be appointed as the officers of Holdco.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of Wejo, Holdco, and the Merger Subs, in each case subject to customary materiality and knowledge qualifiers. In addition, the Business Combination Agreement contains customary representations and warranties of TKB, subject to customary materiality and knowledge qualifiers.

Covenants

The Business Combination Agreement provides for customary covenants of Wejo, Holdco, the Merger Subs and TKB, including covenants regarding the conduct of their respective businesses during the pendency of the Business Combination and the other transactions contemplated by the Business Combination Agreement, public disclosures, and other matters. TKB and Wejo have also agreed not to solicit proposals relating to alternative business combination transactions or, subject to certain exceptions, enter into discussions, or enter into any agreement, concerning, or provide confidential information in connection with, any proposals for alternative business combination transactions.

Each party’s board of directors may change its recommendation to its shareholders (i) at any time prior to obtaining shareholder approval, in response to a superior proposal or (ii) from and after the initial filing of the Registration Statement on Form S-4 of Holdco and prior to obtaining shareholder approval, in the event that in the reasonable and good faith assessment of Wejo or TKB, as applicable, at the Closing Wejo will not have available cash on hand or available cash to be borrowed pursuant to binding contractual commitments from third parties, in such amounts that, together with the (A) net proceeds of amounts in the Trust Account, (B) any irrevocable and binding financing commitments entered into pursuant to the Business Combination Agreement and (C) any non-binding financing commitments or other sources of income that in the reasonable determination of Wejo or TKB, as applicable, are reasonably expected to be available following the Closing, will be sufficient to fund ordinary course working capital and other general corporate purposes of Wejo in accordance with its mid-term business plan.

Termination

The Business Combination Agreement may be terminated and the Business Combination and the other transactions contemplated thereby may be abandoned at any time before the Closing by mutual written consent of Wejo and TKB. In addition, either Wejo or TKB may terminate the Business Combination Agreement if (i) any applicable law or governmental order, injunction, decree or ruling that prohibits, prevents, restrains, or makes illegal the consummation of the Business Combination or the other transactions contemplated by the Business Combination Agreement is issued, (ii) the Business Combination is not consummated by 11:59 p.m. in New York City on August 31, 2023 (the “Outside Date”), (iii) TKB’s shareholders have not approved the Extension or (iv) the requisite approval of Wejo Shareholders (the “Wejo Shareholder Approval”) or the requisite approval of TKB shareholders (the “TKB Shareholder Approval”) is not obtained.

Further, subject to the terms and conditions of the Business Combination Agreement, Wejo may terminate the Business Combination Agreement in the event that, among other things, (i) TKB has breached or failed to perform any of its covenants or other agreements under the Business Combination Agreement, or any of its representations and warranties set forth therein has become inaccurate, in either case, in a manner that would give rise to the failure of certain key conditions to the consummation of the Business Combination, as set forth in the Business Combination Agreement, and such breach, failure to perform, violation or inaccuracy is not capable of being cured by TKB by the applicable time set forth in the Business Combination Agreement, (ii) prior to obtaining the TKB Shareholder Approval, the TKB board of directors changes or withdraws its recommendation to the shareholders of TKB in connection with the Business Combination or the other transactions contemplated by the Business Combination Agreement, or recommends or approves a competing acquisition proposal (in each case, a “TKB Board Recommendation Change”), or (iii) Wejo enters into a definitive agreement with respect to a superior proposal at any time prior to obtaining the Wejo Shareholder Approval, as described in the Business Combination Agreement, provided that Wejo has complied with its non-solicitation obligations under the Business Combination Agreement and paid the applicable termination fee described below.

Subject to the terms and conditions of the Business Combination Agreement, TKB may terminate the Business Combination Agreement in the event that, among other things, (i) Wejo or Merger Sub has breached or failed to perform any of their respective covenants or other agreements under the Business Combination Agreement, or any of their respective representations and warranties set forth therein has become inaccurate, in each case, in a manner that would give rise to the failure of certain key conditions to the consummation of the Business Combination, as set forth in the Business Combination Agreement, and such breach, failure to perform, violation or inaccuracy is not capable of being cured by Wejo or Merger Sub, as applicable, by the applicable time set forth in the Business Combination Agreement, (ii) prior to obtaining the Wejo Shareholder Approval, the Wejo board of directors changes or withdraws its recommendation to the shareholders of Wejo in connection with the Business Combination or the other transactions contemplated by the Business Combination Agreement, or recommends or approves a competing acquisition proposal (in each case, a “Wejo Board Recommendation Change”), or (iii) TKB enters into a definitive agreement with respect to a superior proposal at any time prior to obtaining the TKB Shareholder Approval, as described in the Business Combination Agreement, provided that TKB has complied with its non-solicitation obligations under the Business Combination Agreement and paid the applicable termination fee described below.

Termination Fees

Wejo will be required to pay TKB a termination fee of $4,000,000 in the event that the Business Combination Agreement is terminated (i) by Wejo in order to enter into a definitive agreement with respect to a superior proposal at any time prior to obtaining Wejo Shareholder Approval, (ii) by TKB, at any time prior to obtaining the Wejo Shareholder Approval, upon a Wejo Board Recommendation Change other than in response to an intervening event, and (iii) (A) by Wejo or TKB if the Wejo Shareholder Approval is not obtained, or by Wejo or TKB if the TKB Shareholder Approval is not obtained, or (B) by Wejo or TKB because the Business Combination is not consummated by the Outside Date (but only if Wejo has failed to hold the shareholders’ meeting approving the Business Combination before the Outside Date), in each (A) and (B) only if Wejo (x) has received a competing proposal that has been publicly proposed or disclosed and not publicly withdrawn prior to the time of the shareholders’ meeting of Wejo approving the Business Combination (a “Public Company Acquisition Proposal”) and (y) before the date that is six (6) months after the date of termination of the Business Combination Agreement, Wejo or any subsidiary consummates, or enters into a definitive and binding agreement, which subsequently results in the consummation of, a transaction or series of related transactions that would constitute a competing proposal under the Business Combination Agreement, subject to certain conditions. In no event will TKB be entitled to receive more than one termination fee.

TKB will be required to pay Wejo a termination fee of $4,000,000 in the event that the Business Combination Agreement is terminated (i) by TKB in order to enter into a definitive agreement with respect to a superior proposal at any time prior to obtaining TKB Shareholder Approval, (ii) by Wejo, at any time prior to obtaining TKB Shareholder Approval, upon a TKB Board Recommendation Change other than in response to an intervening event, and (iii) (A) by TKB or Wejo if the TKB Shareholder Approval is not obtained, or by TKB or Wejo if the Wejo Shareholder Approval is not obtained (provided that in such case either party would be also entitled to terminate the Business Combination Agreement because the TKB Shareholder Approval is not obtained), or (B) by TKB or Wejo because the Business Combination is not consummated by the Outside Date (but only if TKB has failed to hold the shareholders’ meeting approving the Business Combination before the Outside Date), in each (A) and (B) only if TKB (x) has received a competing proposal that has been publicly proposed or disclosed and not publicly withdrawn prior to the time of the shareholders’ meeting of TKB approving the Business Combination (a “Public TKB Acquisition Proposal”) and (y) before the date that is six (6) months after the date of termination of the Business Combination Agreement, TKB or any of its Affiliates consummates, or enters into a definitive and binding agreement, which subsequently results in the consummation of, a transaction or series of related transactions that would constitute a competing proposal under the Business Combination Agreement, subject to certain conditions. In no event will Wejo be entitled to receive more than one termination fee.

In addition, if Wejo terminates the Business Combination Agreement for any reasons (other than certain reasons set forth in the Business Combination Agreement), Wejo shall pay TKB or its designee for any reasonable and documented fees and out-of-pocket expenses of TKB incurred or payable in connection with the transactions contemplated by Business Combination Agreement up to a maximum amount of $250,000.

Funding Commitments

Each of Wejo and TKB will use its reasonable best efforts to obtain, at or prior to Closing, irrevocable and binding financing commitments for a private investment in (i) common shares of Wejo at a price per share exceeding the trading price of Wejo’s common shares for an agreed period of time immediately prior to such commitments, (ii) a convertible note issued by Wejo in terms reasonably satisfactory to each of Wejo and TKB, or (iii) non-redemption agreements, in an aggregate amount of up to $50,000,000.

Other Matters

In connection with the Business Combination, Holdco will approve and adopt an equity incentive plan and authorize or reserve for future issuance thereunder shares cumulatively representing up to 15% of the total outstanding Holdco Common Shares.

The foregoing description of the Business Combination does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Business Combination Agreement, a copy of which is filed with this Amendment as Exhibit 2.1 and is incorporated herein by reference. The Business Combination Agreement is being filed to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about Wejo, TKB, or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Business Combination Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Business Combination Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Holdco, Wejo, TKB, the Merger Subs or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Business Combination Agreement. The Business Combination Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Business Combination that will be contained in, or incorporated by reference into, the proxy statement/prospectus that the parties will be filing in connection with the Business Combination, as well as in the other filings that each of Holdco, Wejo and TKB make with the SEC.

Wejo Voting Agreement

On January 10, 2023, in connection with the execution of the Business Combination Agreement, certain shareholders of Wejo entered into a Voting Agreement with TKB (the “Wejo Voting Agreement”).

Pursuant to the Wejo Voting Agreement, such Wejo shareholders have agreed, among other things, to vote or cause to be voted any issued and outstanding common shares of Wejo beneficially owned by such shareholders (or that may otherwise become beneficially owned by them prior to obtaining the Wejo Shareholder Approval) (the “Wejo Covered Shares”) at every shareholders’ meeting of Wejo during the term of the Wejo Voting Agreement (i) in favor of (A) a proposal to approve the Wejo Merger and the other transactions contemplated by the Business Combination Agreement and (B) all of the matters, actions and proposals that would reasonably be expected to facilitate the consummation of the Wejo Merger and the other transactions contemplated by the Business Combination Agreement, including any proposal to adjourn or postpone any meeting of the Wejo shareholders to a later date if there are not sufficient votes to approve the proposals necessary to consummate the Wejo Merger and the other transactions contemplated by the Business Combination Agreement, provided that no Wejo shareholder will be required to vote in favor of any waiver, modification or amendment to the terms of the Business Combination Agreement that would be less favorable in any material respect to such Wejo shareholder than the Business Combination Agreement attached as an exhibit to this report (excluding any amendments affecting Wejo shareholders who are directors, officers or employees of Wejo in their capacities as such); and (ii) against (A) any competing acquisition proposal and (B) any amendments to the Wejo’s organizational documents (other than as required to effect the Wejo Merger and the other transactions contemplated by the Business Combination Agreement) or any other proposal or transaction that would reasonably be expected to (1) impede, frustrate, interfere with, delay, postpone or materially adversely affect in any manner the Wejo Merger and the other transactions contemplated by the Business Combination Agreement, (2) change, in any manner, the voting rights of any class of share capital of Wejo, (3) result in any condition to the consummation of the Wejo Merger and the other transactions contemplated by the Business Combination Agreement not being fulfilled or (4) result in a breach of any covenant, representation or warranty or other obligation or agreement of Wejo under the Business Combination Agreement or Wejo shareholder under the Wejo Voting Agreement in any material respect.

As of January 10, 2023, Wejo shareholders subject to the Wejo Voting Agreement beneficially own approximately 14.69% of the issued and outstanding common shares of Wejo.

In addition, each Wejo shareholder party to the Wejo Voting Agreement has agreed that, with limited exceptions provided therein, during the period from the date of the Wejo Voting Agreement until termination thereof, he, she or it will not transfer, directly or indirectly, any Wejo Covered Shares.

Sponsor Voting Agreement

On January 10, 2023, in connection with the execution of the Business Combination Agreement, Sponsor entered into and, upon execution of a counterpart signature page certain other shareholders of TKB (collectively, the “Relevant TKB Shareholders”) will enter into, a Voting Agreement with Wejo (the “Sponsor Voting Agreement”).

Pursuant to the Sponsor Voting Agreement, such Relevant TKB Shareholders have agreed, among other things, to vote or cause to be voted any issued and outstanding Subject Securities (as defined therein) beneficially owned by such shareholders (or that may otherwise become beneficially owned by them prior to obtaining the TKB Shareholder Approval) at every shareholders’ meeting of TKB during the term of the Sponsor Voting Agreement (i) in favor of (A) a proposal to approve the TKB Merger and the other transactions contemplated by the Business Combination Agreement and (B) all of the matters, actions and proposals that would reasonably be expected to facilitate the consummation of the TKB Merger and the other transactions contemplated by the Business Combination Agreement, including any proposal to adjourn or postpone any meeting of shareholders of TKB to a later date if there are not sufficient votes to approve the proposals necessary to consummate the TKB Merger and the other transactions contemplated by the Business Combination Agreement; and (ii) against (A) any competing acquisition proposal and any other proposal, action or transaction that would reasonably be expected to impede, frustrate, prevent or nullify the TKB Merger or the Business Combination Agreement, and (B) any amendments to TKB’s organizational documents (other than as required to effect the TKB Merger and the other transactions contemplated by the Business Combination Agreement) or any other proposal or transaction that would reasonably be expected to (1) impede, frustrate, interfere with, delay, postpone or materially adversely affect in any manner the TKB Merger and the other transactions contemplated by the Business Combination Agreement, (2) change, in any manner, the voting rights of any class of share capital of TKB, (3) result in any condition to the consummation of the TKB Merger and the other transactions contemplated by the Business Combination Agreement not being fulfilled or (4) result in a breach of any covenant, representation or warranty or other obligation or agreement of TKB under the Business Combination Agreement or any TKB Shareholder under the Sponsor Voting Agreement in any material respect. Further, each Relevant TKB Shareholder has agreed not to redeem any of its TKB Shares in connection with the TKB Merger or the TKB Extension Approval.

Further, Sponsor shall, immediately prior to, and subject to the Closing, forfeit and surrender irrevocably for no consideration and without any further action by any party, up to an aggregate amount equal to 1,725,000 TKB Class B ordinary shares and 3,225,000 TKB private warrants, which shall be inclusive of any TKB Class B ordinary shares and TKB private warrants that Sponsor has agreed to forfeit in favor of the entities entered into forward purchase agreements at the time of TKB’s initial public offering (the “Forward Purchasers”), pursuant to those certain subscription agreements executed between Sponsor and the Forward Purchasers prior to the date hereof (“Sponsor Inducement Securities”), as Sponsor may determine in its sole discretion, in order to secure the financing commitments referred to in the Business Combination Agreement or private investments in public equity of TKB, non-redemptions of TKB ordinary shares from existing TKB shareholders and private investments in public equity of TKB; provided that with respect to any Sponsor Inducement Securities that are not forfeited by Sponsor at or prior to the Closing, Sponsor shall irrevocably forfeit and surrender for no consideration and without any further action of any party for the benefit of Wejo an aggregate amount equal to 50% of such non-forfeited Sponsor Inducement Securities effective immediately upon Closing.

As of January 10, 2023, the Relevant TKB Shareholders subject to the Sponsor Voting Agreement beneficially own approximately 20% of the issued and outstanding TKB ordinary shares.

In addition, each Relevant TKB Shareholder has agreed that, with limited exceptions provided therein, during the period from the date of the Sponsor Voting Agreement until termination thereof, he, she or it will not transfer, directly or indirectly, any Subject Securities.

Registration Rights Agreement

At the Closing, Holdco, Wejo, TKB, the Sponsor and certain other security holders of TKB, will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, upon completion of the Business Combination, the Holdco Common Shares, Holdco warrants and certain other registrable securities described therein held by the Sponsor and the other security holders of TKB party thereto will bear customary registration rights.

The foregoing description of the Wejo Voting Agreement, Sponsor Voting Agreement and Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Wejo Voting Agreement, form of Sponsor Voting Agreement and form of Registration Rights Agreement, which are filed as Exhibit 10.1, Exhibit 10.2, and Exhibit 10.3, respectively, and are incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
2.1*	Business Combination Agreement, dated as of January 10, 2023, by and among TKB Critical Technologies 1, Wejo Group Limited, and Green Merger Subsidiary Limited.
10.1	Form of Wejo Voting Agreement, dated as of January 10, 2023, by and among TKB Critical Technologies 1 and the Wejo shareholders party thereto.
10.2	Form of Sponsor Voting Agreement, dated as of January 10, 2023, by and among Wejo Group Limited, TKB Sponsor I, LLC, and the TKB shareholder parties thereto.
10.3	Form of Registration Rights Agreement, by and among Wejo Holdings Limited, TKB Critical Technologies 1, TKB Sponsor 1, LLC, and the other parties listed on the signature pages thereto.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. TKB agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TKB CRITICAL TECHNOLOGIES I

	By:	/s/ Angela Blatteis
	Name:	Angela Blatteis
	Title:	Co-Chief Executive Officer and Chief Financial Officer

Dated: January 11, 2023